Exhibit 99.1

Vipshop Reports Unaudited First Quarter 2026 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on May 21, 2026

Guangzhou, China, May 21, 2026 — Vipshop Holdings Limited (NYSE: VIPS), a leading off-price retailer in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended March 31, 2026.

First Quarter 2026 Highlights

•	Total net revenues for the first quarter of 2026 increased by 1.2% year over year to RMB26.6 billion (US$3.9 billion) from RMB26.3 billion in the prior year period.

•	GMV[1] for the first quarter of 2026 increased by 8.6% year over year to RMB56.9 billion from RMB52.4 billion in the prior year period.

•	Gross profit for the first quarter of 2026 increased by 6.8% year over year to RMB6.5 billion (US$941.6 million) from RMB6.1 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the first quarter of 2026 increased by 13.6% year over year to RMB2.2 billion (US$319.8 million) from RMB1.9 billion in the prior year period.

•	Non-GAAP net income attributable to Vipshop’s shareholders[2] for the first quarter of 2026 was RMB2.31 billion (US$334.2 million), compared with RMB2.31 billion in the prior year period.

•	The number of active customers[3] for the first quarter of 2026 increased by 0.9% year over year to 41.7 million from 41.3 million in the prior year period.

•	Total orders[4] for the first quarter of 2026 increased by 3.2% year over year to 172.6 million from 167.2 million in the prior year period.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “Our first-quarter performance was driven by strong apparel sales, supported by a successful Chinese New Year holiday when consumers responded enthusiastically to our seasonal, value-for-money collections. Our SVIP customer base achieved solid growth in both number and contribution, reflecting our long-standing appeal to high-value consumers. Alongside these results, we have made steady progress across our merchandising portfolio, customer engagement, and AI integration, all of which are helping to further leverage our off-price retail model for growth. With continued dedication to the brand-discount space, we remain confident in our ability to deliver sustainable, profitable growth over the long term.”

1 “Gross merchandise value (GMV)” is defined as the total value of all products and services sold through the Company’s online channels, Shan Shan Outlets (including Vipshop Outlet REIT operated and managed by Shan Shan Outlets), and other Vipshop offline stores during the given period, including the Company’s Vipshop App mobile application, vip.com website, Vipshop WeChat Mini-Program, online stores that are operated at third-party platforms, Shan Shan Outlets and its corresponding Vipshop Outlet REIT, as well as Vipshop offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. Out of prudence, the Company does not consider products or services to be sold if the orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

2 Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which, for the periods presented in this press release, is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) investment loss (gain) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments.

3 “Active customers” is defined as registered members who have purchased from the Company’s Vipshop mobile app, vip.com website and Vipshop WeChat Mini-Program at least once during the relevant period.

4 “Total orders” is defined as the total number of orders placed during the given period, including the orders for products and services sold through the Company’s online channels, including the Company’s Vipshop App mobile application, vip.com website, Vipshop WeChat Mini-Program, online stores that are operated at third-party platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Mark Wang, Chief Financial Officer of Vipshop, further commented, “We delivered an in-line quarter, reflecting a pull-forward of demand around the Chinese New Year, which concentrated activity in the first two months. Margins remained healthy and stable, supported by a stronger mix of higher-margin categories and disciplined operations. In April, we completed our annual dividend payout, and remain committed to delivering on our full-year shareholder return promises. With a solid financial position and consistent execution, we are well positioned to fund our strategic initiatives and business growth, while driving value for our shareholders.”

First Quarter 2026 Financial Results

REVENUES

Total net revenues for the first quarter of 2026 increased by 1.2% year over year to RMB26.6 billion (US$3.9 billion) from RMB26.3 billion in the prior year period.

GROSS PROFIT

Gross profit for the first quarter of 2026 increased by 6.8% year over year to RMB6.5 billion (US$941.6 million) from RMB6.1 billion in the prior year period. Gross margin for the first quarter of 2026 increased to 24.4% from 23.2% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the first quarter of 2026 were RMB4.2 billion (US$603.8 million), compared with RMB4.0 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the first quarter of 2026 was 15.7%, compared with 15.3% in the prior year period.

•	Fulfillment expenses for the first quarter of 2026 were RMB2.0 billion (US$296.7 million), compared with RMB1.9 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the first quarter of 2026 were 7.7%, compared with 7.2% in the prior year period.

•	Marketing expenses for the first quarter of 2026 decreased by 1.8% year over year to RMB719.3 million (US$104.3 million) from RMB732.1 million in the prior year period. As a percentage of total net revenues, marketing expenses for the first quarter of 2026 decreased to 2.7% from 2.8% in the prior year period.

•	Technology and content expenses for the first quarter of 2026 decreased by 0.2% year over year to RMB448.2 million (US$65.0 million) from RMB449.1 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the first quarter of 2026 was 1.7%, which stayed flat as compared with that in the prior year period.

•	General and administrative expenses for the first quarter of 2026 were RMB950.5 million (US$137.8 million), compared with RMB950.8 million in the prior year period. As a percentage of total net revenues, general and administrative expenses for the first quarter of 2026 was 3.6%, which stayed flat as compared with that in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the first quarter of 2026 increased by 9.7% year over year to RMB2.5 billion (US$362.1 million) from RMB2.3 billion in the prior year period. Operating margin for the first quarter of 2026 increased to 9.4% from 8.7% in the prior year period.

Non-GAAP income from operations5 for the first quarter of 2026, which excluded share-based compensation expenses, increased by 3.5% year over year to RMB2.7 billion (US$394.1 million) from RMB2.6 billion in the prior year period. Non-GAAP operating margin6 for the first quarter of 2026 increased to 10.2% from 10.0% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the first quarter of 2026 increased by 13.6% year over year to RMB2.2 billion (US$319.8 million) from RMB1.9 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the first quarter of 2026 increased to 8.3% from 7.4% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the first quarter of 2026 increased to RMB4.48 (US$0.65) from RMB3.72 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the first quarter of 2026, which excluded (i) share-based compensation expenses, (ii) investment loss (gain) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments, was RMB2.31 billion (US$334.2 million), compared with RMB2.31 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the first quarter of 2026 was 8.7%, compared with 8.8% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the first quarter of 2026 increased to RMB4.68 (US$0.68) from RMB4.43 in the prior year period.

For the quarter ended March 31, 2026, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 492,729,110.

BALANCE SHEET AND CASH FLOW

As of March 31, 2026, the Company had cash and cash equivalents and restricted cash of RMB28.3 billion (US$4.1 billion) and short term investments of RMB2.7 billion (US$389.2 million).

5 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.

6 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

7 “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

8 Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

9 Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADSs outstanding for computing diluted earnings per ADS.

For the quarter ended March 31, 2026, net cash generated from operating activities was RMB2.0 billion (US$283.8 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	March 31, 2025 RMB’000	March 31, 2026 RMB’000	March 31, 2026 US$’000
Net cash (used in) generated from operating activities	(1,030,275)	1,957,468	283,773
Reconciling items:
Net impact from internet financing activities[11]	(74,740)	95,315	13,818
Capital expenditures	(680,205)	(438,378)	(63,551)
Free cash (outflow) inflow	(1,785,220)	1,614,405	234,040

For the trailing twelve months ended

	March 31, 2025 RMB’000	March 31, 2026 RMB’000	March 31, 2026 US$’000
Net cash generated from operating activities	8,659,431	10,441,988	1,513,770
Reconciling items:
Net impact from internet financing activities	44,016	134,981	19,568
Capital expenditures	(3,530,728)	(1,824,710)	(264,527)
Free cash inflow	5,172,719	8,752,259	1,268,811

Business Outlook

For the second quarter of 2026, the Company expects its total net revenues to be between RMB24.5 billion and RMB25.8 billion, representing a year-over-year decrease of approximately 5% to 0%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency translations of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the effective noon buying rate on March 31, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2026 or at any other rate.

10 Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

11 Net impact from internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Conference Call Information

The Company will hold a conference call on Thursday, May 21, 2026 at 7:30 am U.S. Eastern Time, 7:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link:

https://register-conf.media-server.com/register/BI71549415d6954eecad77793367ea5b63

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/tqxh35wg. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading off-price retailer in China. Vipshop offers high-quality and popular branded products to consumers throughout China at deep discounts through diverse online and offline channels. Since its founding in 2008, the Company has built a large and loyal customer base and extensive brand partnerships. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the off-price retailer market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and the detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”) have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. For the periods presented in this press release, non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) investment loss (gain) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) investment loss (gain) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) investment loss (gain) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of technology platform, and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited
Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for share and per share data)

	Three Months Ended
	March 31,2025	March 31,2026	March 31,2026
	RMB'000	RMB'000	USD'000
Product revenues	24,293,121	24,331,594	3,527,340
Other revenues (1)	1,975,422	2,242,915	325,154
Total net revenues	26,268,543	26,574,509	3,852,494
Cost of revenues	(20,186,333)	(20,079,359)	(2,910,896)
Gross profit	6,082,210	6,495,150	941,598
Operating expenses:
Fulfillment expenses (2)	(1,889,954)	(2,046,921)	(296,741)
Marketing expenses	(732,148)	(719,311)	(104,278)
Technology and content expenses	(449,071)	(448,211)	(64,977)
General and administrative expenses	(950,795)	(950,456)	(137,787)
Total operating expenses	(4,021,968)	(4,164,899)	(603,783)
Other operating income	216,556	167,518	24,285
Income from operations	2,276,798	2,497,769	362,100
Investment (loss) gain and revaluation of investments	(37,459)	51,183	7,420
Interest expense	(10,240)	(29,911)	(4,336)
Interest income	222,950	180,023	26,098
Exchange loss	(12,936)	(18,812)	(2,727)
Income before income tax expense and share of income of equity method investees	2,439,113	2,680,252	388,555
Income tax expenses	(507,667)	(519,290)	(75,281)
Share of income of equity method investees	48,865	102,523	14,863
Net income	1,980,311	2,263,485	328,137
Net income attributable to non-controlling interests	(37,466)	(57,177)	(8,289)
Net income attributable to Vipshop's shareholders	1,942,845	2,206,308	319,848

Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	102,682,285	96,026,819	96,026,819
—Diluted	104,315,110	98,545,822	98,545,822

Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop's shareholders—Basic	18.92	22.98	3.33
Net income attributable to Vipshop's shareholders—Diluted	18.62	22.39	3.25

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop's shareholders—Basic	3.78	4.60	0.67
Net income attributable to Vipshop's shareholders—Diluted	3.72	4.48	0.65

(1) Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.3 billion and RMB 1.4 billion in the three month periods ended March 31,2025 and March 31,2026, respectively.

(3) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	March 31,2025	March 31,2026	March 31,2026
	RMB'000	RMB'000	USD'000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	20,177	15,086	2,187
Marketing expenses	7,042	12,106	1,755
Technology and content expenses	88,845	68,363	9,911
General and administrative expenses	234,539	125,090	18,134
Total	350,603	220,645	31,987

Vipshop Holdings Limited
Unaudited Condensed Consolidated Balance Sheets
(In thousands, except for share and per share data)

	December 31,2025	March 31,2026	March 31,2026
	RMB'000	RMB'000	USD'000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	22,990,435	27,659,303	4,009,757
Restricted cash	1,132,729	607,548	88,076
Short term investments	5,777,222	2,684,723	389,203
Accounts receivable, net	889,220	734,404	106,466
Amounts due from related parties,net	762,781	732,386	106,174
Other receivables and prepayments,net	2,860,301	2,951,043	427,811
Loan receivables,net	9,166	9,624	1,395
Inventories	5,153,413	4,621,665	670,001
Total current assets	39,575,267	40,000,696	5,798,883
NON-CURRENT ASSETS
Property and equipment, net	18,311,533	17,954,802	2,602,900
Deposits for property and equipment	6,420	8,016	1,162
Land use rights, net	10,426,682	10,429,432	1,511,950
Intangible assets, net	324,067	323,122	46,843
Investment in equity method investees	3,136,784	3,382,701	490,389
Other investments	4,800,356	4,842,845	702,065
Held-to-maturity securities	-	802,366	116,319
Other long-term assets	351,085	242,204	35,112
Goodwill	755,213	755,213	109,483
Deferred tax assets, net	757,113	781,454	113,287
Operating lease right-of-use assets	398,798	402,568	58,360
Total non-current assets	39,268,051	39,924,723	5,787,870
TOTAL ASSETS	78,843,318	79,925,419	11,586,753

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	5,844,620	6,559,600	950,942
Accounts payable	12,536,639	11,403,704	1,653,190
Advance from customers	1,890,586	1,694,602	245,666
Accrued expenses and other current liabilities	9,941,146	11,350,723	1,645,509
Amounts due to related parties	101,782	103,585	15,017
Deferred income	520,853	533,532	77,346
Operating lease liabilities	47,458	44,436	6,442
Total current liabilities	30,883,084	31,690,182	4,594,112
NON-CURRENT LIABILITIES
Deferred tax liability	707,322	763,187	110,639
Deferred income-non current	2,252,797	2,234,957	324,001
Operating lease liabilities	556,951	564,338	81,812
Total non-current liabilities	3,517,070	3,562,482	516,452
TOTAL LIABILITIES	34,400,154	35,252,664	5,110,564

EQUITY:
Total shareholders' equity (US$0.0001 par value, 500 million shares authorized, 106.9 million shares issued, and 96.1 million shares outstanding as of March 31, 2026) (4)	41,004,749	41,248,690	5,979,804
Non-controlling interests	3,438,415	3,424,065	496,385
Total shareholders' equity	44,443,164	44,672,755	6,476,189
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	78,843,318	79,925,419	11,586,753

(4) The number of treasury stock as of March 31, 2026 was 10.8 million, all of which are Class A ordinary shares repurchased under the share repurchase program.

Vipshop Holdings Limited
Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31,2025	March 31,2026	March 31,2026
	RMB'000	RMB'000	USD'000
Income from operations	2,276,798	2,497,769	362,100
Share-based compensation expenses	350,603	220,645	31,987
Non-GAAP income from operations	2,627,401	2,718,414	394,087

Net income attributable to Vipshop's shareholders	1,942,845	2,206,308	319,848
Share-based compensation expenses	350,603	220,645	31,987
Investment loss (gain) and revaluation of investments excluding dividends	37,459	(51,183)	(7,420)
Reconciling items on the share of equity method investments(5)	61	(38,362)	(5,561)
Tax effects on non-GAAP adjustments	(22,583)	(31,785)	(4,608)
Non-GAAP net income attributable to Vipshop's shareholders	2,308,385	2,305,623	334,246

(5) To exclude the GAAP to non-GAAP reconciling items relating to investment gain and revaluation of investments on the share of equity method investments.

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	102,682,285	96,026,819	96,026,819
—Diluted	104,315,110	98,545,822	98,545,822

Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop's shareholders—Basic	22.48	24.01	3.48
Non-GAAP net income attributable to Vipshop's shareholders—Diluted	22.13	23.40	3.39

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop's shareholders—Basic	4.50	4.80	0.70
Non-GAAP net income attributable to Vipshop's shareholders—Diluted	4.43	4.68	0.68